SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K for the month of February, 2003

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒                  Form 40-F   ☐

Enclosures:

  Nokia Press Release, February 5, 2003

“Nokia N-Gage (TM) mobile game deck — the revolutionary gaming experience”

2.        Nokia Press Release, February 13, 2003
“Nokia Stock Options Exercised for Share Subscription”

PRESS RELEASE

February 5, 2003

Nokia N-Gage ™ mobile game deck —

the revolutionary gaming experience

MAJOR GLOBAL GAMES PUBLISHERS EXCITED TO PUBLISH ON WIRELESS MULTIPLAYER PLATFORM

Nokia today showcased its new mobile games, the Nokia N-Gage ™ game deck, at  “Get Ready to N-Gage” events in London, UK and Sydney, Australia. The Nokia N-Gage game deck enables an enriched interactive gaming experience by introducing an innovative wireless multiplayer platform for both local and remote gaming. The Nokia N-Gage game deck allows users to play the latest high quality titles in a new way — multiplayer games connected locally via Bluetooth wireless technology or over-the-air games over mobile networks. Enabling new business models, the Nokia N-Gage is a unique platform that also provides opportunities   for game developers and publishers, network operators and other service providers to generate new revenue streams and develop new games and service concepts.

“The Nokia N-Gage brings the start of a whole new gaming experience to the market, with an ergonomic design optimized for playing games. Nokia is working with world-renowned game publishers, including Activision, Eidos, Sega, Taito and THQ, and developers to provide an appealing and balanced catalogue of high quality games to the marketplace. Titles will include both the latest blockbuster games and a variety of titles across game genres,” said Anssi Vanjoki, Executive Vice President, Nokia Mobile Phones. “The game experience can further be enhanced when network operators and service providers enter the value chain by providing game related mobile services such as downloadable game levels, additional features and game characters or even running online multiplayer games and communities. With these building blocks in place, the Nokia N-Gage platform will help to unleash the creative and innovative spirit of the games industry.”

The high performance games for Nokia N-Gage game deck are sold separately on game cards (using the MultiMediaCard standard). Game card distribution enables a new kind of mobile gameplay experience with richer graphics, enhanced sound and more extensive game worlds in which to play. Nokia will also act as a game publisher to create branded N-Gage game titles and develop an evolving games portfolio.

Nokia N-Gage game deck devices and game titles will be available in major retail outlets, game-specific and video game retail outlets, as well as in regular mobile phone delivery channels in all major markets.

Nokia welcomes the games industry to publish and develop innovative new concepts for the Nokia N-Gage game deck. Game developers interested in learning more about the Nokia N-Gage game deck, including submitting information about applications for the Nokia N-Gage and other Nokia devices and platforms, can find more information at www.forum.nokia.com/games.

Besides gaming, the Nokia N-Gage mobile game deck also features a digital music player (MP3/AAC) and stereo FM radio, as well as a tri-band GSM 900/1800/1900 mobile phone. The Nokia N-Gage game deck is planned to be available in volumes across five continents in the 4th quarter 2003 well in time for the holiday shopping season.

Features:

- Large color screen with backlight, 176x208 pixels with up to 4096 colours

- Series 60 platform and Symbian Operating System (OS)

- Bluetooth wireless technology for gaming

- An eight-way directional controller “Rocker” for game play

- Multimedia messaging (MMS)

- Triple band GSM (900/1800/1900), GPRS mobile phone

- Digital Music player (AAC/MP3) & Stereo FM radio

- Nokia Audio Manager PC SW for managing own music files

- Comprehensive range of applications; e-mail and personal information management

- XHTML browsing

- Java ™application support

- Connectivity: calendar synchronization with PC, USB for music file and application download

Usage times:

- Games up to 3 - 6 h (depending on game type)

- Talk up to 2 — 4 h

- Standby up to 150 — 200 h

- Music up to 8 h

- Radio up to 20 h

Size:

- Volume 139cc

- Dimensions (L x W x D) 133,7 x 69,7 x 20,2 mm

- Weight 137g

About N-Gage:

Please visit www.n-gage.com for the Nokia N-Gage game deck logo, photos and on-demand event webcast

About Nokia

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and reliable solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

Further information:

Nokia Corporation

Nokia Mobile Phones

Communications

Tel. +358 7180 08000

E-mail: Nokia.mobile.phones@nokia.com

Nokia

US Media Relations

Tel. +1 972-894-4573

www.nokia.com

**Please note that the MMS related services are dependent on the network as well as on the compatibility of the devices used and the content formats supported.

*Notice to US Consumers:

This device has not been authorized as required by the rules of the Federal Communications Commission. This device is not, and may not be, offered for sale or lease, or sold or leased, in the United States until authorization is obtained.

NOKIA STOCK OPTIONS EXERCISED FOR SHARE SUBSCRIPTION

A total of 7,160,272 Nokia shares were subscribed for after the increase in the share capital registered on January 13, 2003. The shares were subscribed for with the A, B and C stock options of the Nokia Stock Option Plan 1997   issued to the key personnel of Nokia. The Stock Option Plan was approved by the Annual General Meeting of March 25, 1997.

The corresponding increase in the share capital, in total EUR 429,616.32 has been registered in the Finnish Trade Register on February 13, 2003. As a result of the increase, the share capital of Nokia is currently EUR 287,704,044.78 and the total number of shares is 4,795,067,413. Nokia received as additional shareholders’ equity a total of EUR 23,105,302.71.

The new shares subscribed for entitle their holders to dividend for the first time for the fiscal year 2003. The holders of the new shares are entitled to all other shareholders’ rights from the registration date, February 13, 2003. However, the new shares will be listed on the Helsinki Exchanges together with the other shares no earlier than in the beginning of April 2003. Listing of the shares will also be applied for on the Frankfurt, London, New York, Paris and Stockholm Stock Exchanges.

The subscription period for the A stock options of the Nokia Stock Option Plan 1997 began in December 1997, for the B stock options in November 1999 and for the C stock options in November 2001. Subsequently, the share subscription period began for the A stock options of the Nokia Stock Option Plan 1999 in April 2001 and for the B stock options in April 2002, for the 2001AB stock options of the Nokia Stock Option Plan 2001 in July 2002, for the 2001C 3Q/01 stock options in October 2002 and for the 2001C 4Q/01 stock options in January 2003.

The subscription period of A, B and C stock options of the Nokia Stock Option Plan 1997 ended on January 31, 2003.

Further information:

Nokia

Corporate Communications

Tel. +358 (0) 7180 34459

Fax. + 358 (0) 7180 38226

www.nokia.com

SIGNATURE

                         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2003		Nokia Corporation

	By:		/s/ Ursula Ranin
Name: Ursula Ranin
		Title:	Vice President, General Counsel